FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2012

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.
(Translation of registrant’s name into English)
El Golf 150
Fourteenth Floor
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....Ö.....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

MATERIAL FACT
Celulosa Arauco y Constitución S.A.
Registered in Securities Registry Nº 42

Santiago, January 2, 2012

Mr. Fernando Coloma Correa
Superintendent
Superintendency of Securities and Insurance
Avda. Libertador Bernardo O’Higgins 1449

Dear Sir:

The undersigned, on behalf of the corporation named Celulosa Arauco y Constitución S.A., hereinafter the “Company” or “Arauco”, both domiciled in the Metropolitan Region, Avenida El Golf N° 150, 14th Floor, Commune of Las Condes, a company  registered in the Chilean Securities Registry under N° 42, Chilean Tax Identification N° 93.458.000-1, and as duly empowered to provide this information, hereby informs the Superintendency the following material information regarding the Company and its business pursuant to article 9 and second paragraph of article 10, both contained in Law N° 18,045, and in the Regulation of General Application (Norma de Carácter General) N° 30, issued by such Superintendency:

Since last Saturday, December 31, 2011, a number of forest fires have erupted in the region of Bío Bío. As a result of the high temperatures and strong winds, the forest fires have spread considerably, affecting Arauco’s forestry affiliates’ plantations and, as of early this morning, the Nueva Aldea Industrial Forestry Complex located in the Commune of Ranquil (the “Nueva Aldea Complex”).

As of today, the blaze has affected about four thousand hectares of Arauco’s forest plantations.

On the other hand, and as mentioned above, the forest fires reached the Nueva Aldea Complex, materially affecting the panel mill, which has an annual production capacity of 450,000 cubic meters.

The fire has not affected other Nueva Aldea Complex facilities, which include, in addition to the panel mill, a pulp mill, a logging mill, a saw mill and biomass-based power plants. All possible preventive measures have been taken to prevent the fire from reaching these industrial units, which is why the fire has only affected the panel mill.

As a preventive measure, Arauco has shutdown all industrial facilities of the Nueva Aldea Complex, safeguarding the safety and protection of its workers from the very beginning. Until now, no casualties have been reported.

CONAF and Arauco are fighting this fire, which is affecting plantations and industrial facilities. The Company is working with more than 300 specialized fire fighters supported by seven airplanes and eight helicopters.

Arauco is currently assessing the damages related to these forest fires and is not yet able to quantify the effect that this event will have on the Company’s results.

Finally, it should be noted that the plantation forests as well as the industrial assets are covered by insurance policies.

Sincerely yours,

CELULOSA ARAUCO Y CONSTITUCION S.A.
Matías Domeyko Cassel
Executive Vice President

c.c.
- Santiago Stock Exchange (Bolsa de Comercio de Santiago). La Bolsa Nº 64, Santiago
- Chilean Electronic Stock Excahnge (Bolsa Electrónica de Chile). Huérfanos 770, piso 14, Santiago
- Valparaiso Stock Exchange (Bolsa de Valores de Valparaíso). Casilla 218-V, Valparaíso
- Bondholders’ Representative (Representante de Tenedores de Bonos) (Banco Santander). Bandera 140, Santiago

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A. (Registrant)

Date: January 18, 2011	By: /s/ Matías Domeyko Cassel
Name: Matías Domeyko Cassel Title: Executive Vice President